UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of $500 million 4.625% Notes due 2031 dated 23 April 2026

23 April 2026

RENTOKIL INITIAL PLC

ISSUANCE OF $500 MILLION 4.625% NOTES DUE 2031

On 23 April 2026, Rentokil Terminix Funding plc, a wholly-owned finance subsidiary of Rentokil Initial plc (the "Company"), issued senior, unsecured $500 million 4.625% Notes due 2031 (the "Notes") guaranteed by the Company and offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and outside the United States pursuant to Regulation S under the Securities Act. The Company intends to use the net proceeds from the Notes issuance for general corporate purposes, including debt repayment.

Application has been made to list the Notes on the Official List of the Irish Stock Exchange plc trading as Euronext Dublin ("Euronext Dublin") and to trade the Notes on the Global Exchange Market of Euronext Dublin.

Enquiries:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc:

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

www.rentokil-initial.com

DISCLAIMER

The information contained herein shall not constitute or form part of any offer to sell or solicitation of an offer to buy the securities referred to herein. The Notes have not been and will not be registered under the Securities Act, or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 April 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary